January 14, 2025

Zhu Youyi
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F , West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong
011-852 - 2810-7205

       Re: China Natural Resources, Inc.
           Post-Effective Amendment No. 1 to Form F-1
           Filed December 31, 2024
           File No. 333-278037
Dear Zhu Youyi:

       We have conducted a limited review of your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Form F-1
Compensation, page 95

1. Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2024. Refer to Part I,
Item 4.a of
       Form F-1 and Part I, Item 6.B of Form 20-F.
General

2.     We note that in your Forms 6-Ks filed on July 12, 2024 and January 6,
2025 you
       disclose that you received a notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued
       listing. Please revise the Summary to describe this notice and include disclosure in the
 January 14, 2025
Page 2

       Risk Factor section describing the risks related to this notice and the risks of a potential delisting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Richard Chang, Esq.